Confidential Execution Version
Dated 19 November 2015

GOLAR LNG NB13 CORPORATION as Seller SEA 24 LEASING CO. LIMITED as Buyer
Memorandum of Agreement

Contents
Clause        Page
1Definitions    1
2Sale of the Vessel    1
3Purchase Price    2
4Buyer's Obligation to Take Delivery    2
5Payment of the Purchase Price    3
6Time and place of Delivery and notices    3
7Spares, bunkers and other items    4
8Documentation    4
9Encumbrances    6
10Taxes, fees and expenses    6
11Condition on Delivery    6
12Name/markings    7
13Buyer's default    7
14Seller's default    7
15Assignments    7
16Representations and warranties    7
17Severability of provisions    7

18Counterparts    8
19Third Party rights    8
20Law and Jurisdiction    8
21Notices    8
22Entire Agreement    8

Schedule 1 Form of Protocol of Delivery and Acceptance10

This memorandum of agreement (this “MOA”) is made on the 19th day of November 2015
BETWEEN

(1)
Sea 24 Leasing Co. Limited, a company incorporated in Hong Kong with its registered office at Room 1803-4, 18/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong in its capacity as Buyer; and

(2)
Golar LNG NB13 Corporation (Reg. No. 53184), a company incorporated in Republic of The Marshall Islands with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960 in its capacity as Seller).

BACKGROUND

(A)
Golar LNG NB13 Corporation in each of its separate capacities as Seller and Bareboat Charterer, Golar LNG Partners LP and Golar LNG Limited as Guarantors, and Sea 24 Leasing Co. Limited in each of its separate capacities as Buyer and Owner have entered into a Common Terms Agreement dated 19 November 2015 setting out the defined terms in respect of the transaction.

(B)	The Seller and the Builder have entered into the Building Contract pursuant to which the vessel m.v. “Golar Tundra” (“Vessel”) is being constructed.

(C)	The construction works in respect of the Vessel are due to be completed on or before the Cancelling Date.

(D)	The Seller has now agreed to transfer and sell the Vessel to the Buyer and the Buyer has agreed to purchase and take delivery of the Vessel from the Seller in accordance with this MOA.

(E)	Upon the Buyer taking delivery of the Vessel under this MOA, the Buyer will charter the Vessel to the Bareboat Charterer in accordance with the Bareboat Charter.

1	Definitions

1.1	Terms and conditions defined in the Common Terms Agreement shall have the same meaning when used in this MOA, including the Recitals hereto, unless otherwise defined herein.

1.2
Unless a contrary indication appears, in the event of any conflict or inconsistency between any provision of this MOA and any provision of the Bareboat Charter, the provisions of the Bareboat Charter shall prevail.

2	Sale of the Vessel

2.1	The Seller hereby agrees to sell to the Buyer and the Buyer hereby agrees to buy from the Seller the Vessel described below pursuant to the terms and conditions of this MOA:
Name of vessel: “Golar Tundra”
IMO Number: 9655808
Classification Society: DET NORSKE VERITAS
Class notation: Gas Carrier
Year of build: 2015
Builder: Samsung Heavy Industries Co. Ltd.
Flag: Marshall Islands
Place of registration: Majuro

2.2	The Vessel will be deemed delivered under the Bareboat Charter immediately upon delivery under this MOA.

2.3
The Vessel will on the Delivery Date be delivered by the Seller to the Buyer. Subject to compliance with the conditions in Clause 4 of this MOA, on the Delivery Date the Buyer shall accept and take delivery of the Vessel from the Seller, and the Vessel shall be deemed to be delivered under the Bareboat Charter by the Buyer to the Bareboat Charterer.

3	Purchase Price

3.1
The Purchase Price shall be the lower of (a) the price for the purchase of the Vessel under the Building Contract (subject to such deductions and/or reductions thereafter) and (b) the Fair Market Value.

3.2
The Seller shall appoint two (2) Approved Valuers from the Approved Valuers List to each carry out a Valuation of the Vessel. The Approved Valuers shall each provide the Buyer and the Seller with a Valuation Certificate not more than thirty (30) days before the Delivery Date. The Fair Market Value shall be the average of the Valuations set out in the two (2) Valuation Certificates.

3.3	The reasonable costs of providing such Valuation Certificates by the Approved Valuers shall be for the Seller's account.

4	Buyer's Obligation to Take Delivery
The Buyer shall on the Delivery Date be obliged to take Delivery of the Vessel from the Seller and pay the Purchase Price (as calculated in accordance with Clause 3) in accordance with Clause 5.1 subject to the following conditions being met on or before 31 December 2015 or such later date as may be agreed between the Buyer and the Seller (the “Cancelling Date”):

(a)
the Buyer has carried out a physical inspection (“Inspection”) of the Vessel, and declared in writing to the Seller that the Vessel is acceptable and ready for delivery, and with all Class certificates clean and valid;

(b)	Clause 11 of the MOA regarding the Vessel's condition on Delivery has been complied with;

(c)
the Bareboat Charter and each Bareboat Charter Guarantee have been duly executed and the Bareboat Charterer has confirmed in writing to the Owner that it will accept the Vessel and will take delivery of the same under the Bareboat Charter;

(d)	the Seller has procured from the Builder, a builder’s certificate duly executed and delivered in form and substance satisfactory to the Buyer;

(e)	the receipt by the Buyer of all Finance Documents, duly executed and delivered in form and substance satisfactory to the Buyer;

(f)	the receipt by the Buyer of all documents and evidence set out in Clause 8 of this MOA; and

(g)	the Seller's confirmation in writing that Clause 9 of this MOA has been complied with.

5	Payment of the Purchase Price

5.1
Upon all conditions set out in Clause 4 being satisfied and complied with, the Buyer shall on the Delivery Date pay to the Seller the Actual Purchase Price in an amount based on the following formula: AP = P less I.

(a)	AP stands for the actual purchase price payable by the Buyer to the Seller on the Delivery Date.

(b)	P stands for the Purchase Price.

(c)	I stands for the Initial Charter-hire.

5.2	The Parties agree that the Initial Charter-hire shall be deemed to be paid by way of set-off by the Bareboat Charterer to the Owner on the Delivery Date.

5.3	No later than one (1) Business Day prior to the Delivery Date, the Buyer shall transfer the Actual Purchase Price in Dollars by way of a conditional payment orders to:

(a)	the nominated bank account of the Builder; and

(b)	the Seller’s Operating Account,
both as notified by the Seller to the Buyer in writing no later than ten (10) Business Days in advance provided that release of the Actual Purchase Price to the Builder and the Seller will be subject to presentation to the Builder’s bank of a duly executed protocol of delivery and acceptance of the Vessel under the Building Contract signed on behalf of the Builder and the Seller and counter-signed on behalf of the Buyer.
Failure to provide the Builder’s bank with a duly executed protocol of delivery and acceptance of the Vessel under the Building Contract signed on behalf of the Builder and the Seller and counter-signed on behalf of the Buyer within ten (10) Business Days of the date scheduled for delivery in accordance with the Building Contract shall result in a return of the Actual Purchase Price to the Buyer. Any charge from the Buyer's bank and/or Seller’s bank, including intermediate bank(s), if any, incurred for remitting the Actual Purchase Price shall be for the Buyer's account and any charge from the Builder's bank and/or the Seller’s bank, including intermediate bank(s), if any, incurred in receiving the Actual Purchase Price shall be for the Seller's account.

6	Time and place of Delivery and notices

6.1	The Seller shall keep the Buyer reasonably well informed of the progress of the construction and the Vessel’s itinerary.

6.2	If none of the circumstances set out in Clause 6.3 below have occurred, the Vessel shall be delivered and taken over safely afloat at the Project Site on the Delivery Date as follows:

(c)
subject to the conditions in Clause 4 being satisfied, the Vessel shall be delivered by the Seller to the Buyer at the Builder’s yard on the date scheduled for delivery between the Builder and the Seller pursuant to the Building Contract at any time prior to the Cancelling Date; and

(d)	upon Delivery of the Vessel to the Buyer under this MOA, the Vessel shall be deemed delivered by the Buyers to the Bareboat Charterer under the Bareboat Charter.

6.3
If the Vessel becomes an actual, constructive or compromised total loss before Delivery and/or before the provisions of Clause 8 (Documentation) have been satisfied by the Seller, this MOA and the Bareboat Charter shall become null and void.

7	Spares, bunkers, warranties and other items

7.1
The Seller shall deliver the Vessel to the Buyer "as is, where is" and with everything belonging to her on board and on shore in accordance with the terms of the Building Contract and this MOA. All spare parts and spare equipment including spare propeller(s)/propeller blade(s), spare anchor, if any, belonging to the Vessel at the time of delivery used or unused, whether on board or not shall become the Buyer's property on delivery. The radio installation and navigational equipment shall be included in the sale, along with all unused stores and provisions without extra payment.

7.2
Upon delivery of the Vessel from the Seller to the Buyer, all unused bunkers, lubricants/lubricating oil, grease, fuel oil or other liquids, and consumables shall be deemed to be taken over and be paid for by the Bareboat Charterer. No payment shall be made by the Buyer to the Seller for such unused bunkers, lubricants/lubricating oil, grease, fuel oil or other liquids, and consumables on board the Vessel on the Delivery Date. The Seller shall provide the original payment receipt on the Delivery Date to show that they have paid for such unused bunkers, lubricants/lubricating oil, grease, fuel oil or other liquids, and consumables.

7.3	The Seller will provide the Buyer with an Assignment of Warranties upon Delivery to be notified to and acknowledged by the Builder.

8	Documentation
The place of closing is in Korea.

(a)
In exchange for release and payment of the Purchase Price as detailed in Clause 5 above and as a condition precedent to Delivery in Clause 4 above, the Seller shall furnish the Buyer with delivery documents as follows:-

(i)
one original bill of sale in a form recordable in the Flag State, transferring the title of the Vessel from the Seller to the Buyer and warranting that the Vessel is free from all mortgages, encumbrances and maritime liens or any other debts whatsoever, duly notarially attested and legalised or apostilled, as required by the Flag State;

(ii)	confirmation of Class issued on the day of Delivery confirming that the Vessel is in Class and free of condition/recommendation;

(iii)	a certified true copy of the constitutional documents of the Seller;

(iv)	certified copy of a good standing certificate of the Seller dated not later than three (3) Business Days prior to Delivery;

(v)
minutes of a Meeting of the Shareholders and Board of Directors of the Seller approving the sale of the Vessel to the Buyers, authorising the execution of the Bill of Sale, Protocol of Delivery and Acceptance and any other documents required to effect the sale and transfer of the Vessel to the Buyer and the granting of a Power of Attorney in respect of the same;

(vi)
an original Power of Attorney duly executed by the Seller appointing and authorising one or more Attorney(s)-in-Fact, inter alia, to act on behalf of the Seller to execute, sign and deliver the MOA, Bill of Sale, Protocol of Delivery and Acceptance and delivery of the Vessel to the Buyer, duly notarially attested and legalised or apostilled (as reasonably required);

(vii)	a certificate signed by the Company Secretary of the Seller certifying the identity of the current directors of the Seller;

(viii)	an original commercial invoice stating the main particulars of the Vessel and the Purchase Price signed by the Seller;

(ix)
all documents to be delivered at delivery in accordance with Article IV (h) of the Building Contract upon delivery by the Builder to the Seller, including, (i) a declaration of warranty of freedom from liens and claims, (ii) an original notarised and legalised bill of sale, (iii) protocols of trials, inventory and consumables, (iv) all certificates and statements of facts, including a builder’s certificate, (v) an original commercial invoice and (vi) drawings and plans;

(x)	an original protocol of delivery and acceptance signed by the Builder and the Seller confirming the date and time of delivery of the Vessel;

(xi)	a copy of each of the following documents duly executed by the relevant parties to the documents as follows: (A) the Bareboat Charter and (B) each Bareboat Charter Guarantee;

(xii)	Valuation Certificates prepared by the Approved Valuers which are required to determine the Purchase Price in accordance with Clause 3;

(xiii)	evidence reasonably satisfactory to the Buyer that the conditions precedent under the Bareboat Charter have been or will be met on Delivery;

(xiv)	evidence that all fees, costs and expenses due under this MOA, the Fee Letter and each Transaction Document have been paid by the Seller;

(xv)	the Assignment of Warranties;

(xvi)
a certificate from the Seller confirming that the Vessel is free and clear of any liens, charges, debts, claims or other encumbrances arising in favour of any of the parties to the Project Documents (other than the Acceptable Sub-Charter and the Acceptable Sub-Charter Guarantee) or such parties’ sub-contractors and employees (other than a Permitted Encumbrance); and

(xvii)	any such additional documents as may reasonably be required by the competent authorities of the Flag State for the purpose of registering the Vessel.

(b)
At the time of Delivery, the Buyer shall provide the Seller with such evidence of authority of the person signing the protocol of delivery and acceptance of the Vessel under the Building Contract between the Builder and the Seller as the Buyer will receive from the Builder.

(c)
If at the time of delivery of the Vessel the Classification Society or any other party has not issued the final certificates, then the Buyer will accept temporary certificates. The Seller shall arrange for such temporary certificates to be replaced with the permanent ones as soon as practical but in no event later than the time when the temporary certificates expire, and also provide the Buyer with a letter of undertaking to provide these certificates.

(d)	If any of the documents listed in sub-clauses (a) and (b) above are not in the English language they shall be accompanied by an English translation by an authorised translator.

(e)
The Buyer and Seller shall at the time of Delivery sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Seller to the Buyer.

(f)
At the time of the physical delivery on board the Vessel, and concurrent with the exchange of documents in sub-clause (a) and sub-clause (b) above, the Seller shall hand to the Buyer the Classification certificate(s), plans, drawings, record books and manuals (excluding ISM/ISPS manuals), which are on board the Vessel (if any available in addition to those provided under Clause 10 (a) (ix) above). All other documents and certificates which are on board and pertinent to the Vessel (if any) shall also be handed over to the Buyer unless the Seller is required to retain the same, in which case the Buyer has the right to take copies and leave the photocopies on board the Vessel. All other documents and technical documentation (if any) which may be in the Seller's possession shall following Delivery be forwarded to the Buyer after Delivery if they so request with reasonable forwarding charges, if any, to be for the Buyer's account. The Seller may keep the Vessel's log books but the Buyer has the right to take copies of the same. In instances where documents are to remain on the Vessel at all times the Buyer is permitted to take copies on board the Vessel at their own cost.

9	Encumbrances
It is a condition of the MOA, any breach of which will entitle the Buyer to reject the Vessel, that the Vessel, at the time of delivery, is free from all encumbrances, charters (other than the Bareboat Charter and any Acceptable Sub-Charter), mortgages, maritime liens, writs, port state and other administrative detentions, stowaway, trading commitments or any other debts whatsoever. The Seller hereby undertakes to indemnify the Buyer against all consequences of any claims made against the Buyer that may arise due to claims against the Vessel originating prior to Delivery of the Vessel to the Buyer.

10	Taxes, fees and expenses
Any taxes, fees and expenses in connection with the purchase and registration of the Vessel under the Flag State shall be for the Seller's account.

11	Condition on Delivery

11.1
The Vessel shall be delivered to the Buyer in accordance with the specifications set out in the Building Contract and classed in accordance with the specifications in the Building Contract and this MOA. The Vessel shall be delivered to the Buyer with her Class maintained without condition/recommendation and free from any damage affecting class and classification certificates as at the Delivery Date.

11.2
Following the execution of the MOA, the Seller shall not agree to any material modification or changes to the specifications set out in the Building Contract and the MOA without the Buyer's prior written consent (such consent not to be unreasonably withheld or delayed) save for Permitted Amendments.

11.3
The Seller shall notify the Buyer upon immediately becoming aware of any material dispute with the Builder arising out of or in relation to the Building Contract. The Seller shall also notify the Buyer within ten (10) Business Days of becoming aware that the Seller or the Builder is entitled to terminate the Building Contract. A dispute is considered material if when it is adversely determined, might have a Material Adverse Effect.

11.4
The Seller shall not terminate the Building Contract or enter into mitigation or dispute resolution procedures regarding a material dispute with the Builder unless approved by the Buyer (such consent not to be unreasonably withheld or delayed) and shall do so if instructed by the Buyer (acting reasonably). If the Seller enters into mitigation or dispute resolution procedures with the Builder without the Buyer's consent in breach of this Clause 11.4, the Buyer shall be entitled (but not obliged to) cancel this MOA.

12	Additional Rights of Inspection
The Seller shall make available for Buyer's review all relevant and material correspondence, notices and other documents related to technical (as opposed to commercial) matters and shall provide copies of the same upon request, the costs of such request to be for the Seller's account.

13	Name/markings
The Vessel's name will remain unchanged.

14	Buyer's default
If the Buyer fails to pay the Actual Purchase Price in accordance with Clause 5 (Payment of Purchase Price), the Seller shall have the right to cancel this MOA.

15	Seller's default

15.1	The Buyer shall be entitled to cancel this MOA in the event that by the Cancelling Date:-

(a)	the Seller fails to deliver the Vessel; or

(b)	the Seller fails to meet the conditions in Clause 4 and/or to provide the documents in Clause 8 for the purposes of Delivery in Clause 6 of this MOA.

15.2
In the event the Seller fails to deliver the Vessel as referred to in Clause 15.1, it shall compensate the Buyer for its direct losses and for all reasonable expenses together with interest whether or not the Buyer cancels this MOA provided that the Buyer shall not be entitled to compensation if such losses or expenses arose out of gross negligence or wilful misconduct of the Buyer.

16	Assignments
No Party to this MOA shall be entitled to assign its rights or transfer any of its rights and/or obligations under this MOA without the prior written consent of the other Party (such consent not to be unreasonably withheld or delayed).

17	Representations and warranties

17.1	Each Party to this MOA represents and warrants to the other Party to this MOA that:

(a)
It is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has power to carry on its business as it is now being conducted and to own its property and other assets; and

(b)
Subject to any Legal Reservations, it has full power, capacity and authority to execute, deliver and perform its obligations under this MOA and all necessary corporate, shareholder and other actions have been taken to authorise the execution, delivery and performance of the same and this MOA constitutes its valid and legally binding obligations.

17.2
On the Delivery Date, each of the Parties to this MOA shall be deemed to repeat the respective representations and warranties in Clause 17.1 as if made with reference to the facts and circumstances existing on such date and such representations and warranties, and the respective rights of the Parties hereunder, shall survive the execution of this MOA and the payment of the Actual Purchase Price.

18	Severability of provisions
If any provision of this MOA is or subsequently becomes void, unenforceable or illegal, that shall not affect the validity, enforceability or legality of the other provisions of this MOA.

19	Counterparts
This MOA may be executed in any number of counterparts, all of which, taken together shall constitute one and the same agreement and each Party may enter into this MOA by executing a counterpart.

20	Third Party rights
A person who is not a party to this MOA has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this MOA. However, notwithstanding any term of this MOA to the contrary, no variation of this MOA, and no release or compromise of any liability hereunder shall require consent or approval of any third party.

21	Law and Jurisdiction

21.1	This MOA and any non-contractual obligations connected with it shall be governed by and construed in accordance with English law.

21.2
The courts of Hong Kong have exclusive jurisdiction to settle any dispute arising out of or in connection with this MOA (including a dispute regarding the existence, validity or termination of this MOA) (a Dispute).

21.3	The parties agree that the courts of Hong Kong are the most appropriate and convenient courts to settle Disputes and, accordingly, that they shall not argue to the contrary.

21.4
Clauses 21.2 and 21.3 are for the benefit of the Buyer only. As a result, the Buyer shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Buyer may take concurrent proceedings in any number of jurisdictions.

22	Notices
All notices to be provided under this MOA shall be in the English language and in writing. Contact details for recipients of notices are as follows:

For the Buyer:
c/o CMB Financial Leasing Co. Ltd, 21F, China Merchants Banking Building, No. 1088 Lujiazui Ring Road, Shanghai, China 200120, PRC
Attention: Ms. Lu Chang
Email: zyzlsceb@cmbchina.com/luchang1129@cmbchina.com
Fax: +86 21 6105 9992

For the Seller:	c/o Golar Management Ltd, 13th Floor, One America Square, 17 Crosswall, London EC3N 2LB, United Kingdom Attention: Mr Brian Tienzo Email: brian.tienzo@golar.com Fax: +44 (0)207 063 7901

23	Entire Agreement
This MOA and any Addenda comprise the entire agreement between the Buyer and the Seller in relation to the sale and purchase of the Vessel and supersede all previous agreements whether oral or written between the Parties in relation thereto. Each of the Parties acknowledges that in entering into this MOA it has not relied on and shall have no right or remedy in respect of any statement, representation, assurance or warranty (whether or not made negligently) other than as is expressly set out in this MOA. Any terms implied into this MOA by any applicable statute or law are hereby excluded to the extent that such exclusion can legally be made. Nothing in this Clause 23 shall limit or exclude any liability for fraud.

Schedule 1
Form of Protocol of Delivery and Acceptance
Protocol of Delivery and Acceptance under Memorandum of Agreement in respect of m.v. “Golar Tundra”

We refer to a memorandum of agreement dated [●] (the “MOA”) and made between Golar LNG NB13 Corporation (the “Seller”) and Sea 24 Leasing Co. Limited (the “Buyer”) in respect of the Vessel.
It is hereby certified that pursuant to the MOA, the Vessel was delivered by the Seller to the Buyer, and accepted by the Buyer from the Seller, at [●] hours [●] time on the date hereof in accordance with the terms and conditions of the MOA.
Dated:
Golar LNG NB13 Corporation

By: .....................................
Attorney in Fact

Sea 24 Leasing Co. Limited

By: ....................................
Attorney in Fact

SIGNATORIES
SELLER
SIGNED by PENILLE NORASS For and on behalf of GOLAR LNG NB13 CORPORATION In the presence of Elizabeth Lord	) ) )	/s/ Pernille Noraas ATTORNEY-IN-FACT
ELIZABETH LORD		Signature/Title

BUYER
SIGNED by For and on behalf of SEA 24 LEASING CO. LIMITED In the presence of	) ) )	/s/ Zhou Ling Director
Signature/Title

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